June 24, 2004





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         RE:      REPORT ON FORM 11-K FOR THE AON SAVINGS PLAN
                  REGISTRANT:  AON CORPORATION
                  COMMISSION FILE NO.:  1-7933


Gentlemen and Ladies:

         Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

         Please contact the undersigned at 312/381-3165 if you have any questions.

Very truly yours,


/S/ MAXINE  G. BONN

Maxine G. Bonn
Counsel

MGB/rjr
Enclosures

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





  X      Annual Report Pursuant to Section 15(d) of the Securities
-----             Exchange Act of 1934

                  For the fiscal year ended December 31, 2003

                                       OR

                  Transition Report Pursuant to Section 15(d) of the
-----             Securities Exchange Act of 1934



                  A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


                  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                              200 E. Randolph Drive
                             Chicago, Illinois 60601

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 24th day of June, 2004.


AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                         /s/ JOHN A. RESCHKE
------------------------                    -------------------------
Thomas Stachura                             John A. Reschke

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                AON SAVINGS PLAN

                     Years Ended December 31, 2003 and 2002

                      With Report of Independent Registered

                             Public Accounting Firm

                    Employer Identification Number 36-3051915

                                   Plan # 020

                                AON SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     Years ended December 31, 2003 and 2002


                                    CONTENTS



Report of Independent Registered Public Accounting Firm                        1

Financial Statements

         Statement of Assets Available for Benefits
         at December 31, 2003                                                  2

         Statement of Assets Available for Benefits
         At December 31, 2002                                                  3

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 2003                                  4

         Statement of Changes in Assets Available for Benefits
         for the year ended December 31, 2002                                  5

Notes to Financial Statements                                                  6

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held At
         End of Year)                                                         13

             Report of Independent Registered Public Accounting Firm


The Participants and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of assets available for benefits of the Aon Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 17, 2004                                          Ernst & Young LLP
Chicago, IL

                                                                                       Employer Plan Identification # 36-3051915
                                                                                       Plan # 020


                                                                                           AON SAVINGS PLAN
                                                                           STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                         DECEMBER 31, 2003
                                                                                           (in thousands)
                                                                           ------------------------------------------------------




     ASSETS:

     Investments, at Fair Value:
          Aon Corporation Common Stock                                                       $                           302,540
          Brokerage Accounts-Other Common and
             Preferred Stocks and Mutual Funds                                                                             8,327
          Investments in Mutual Funds:
             AIM Liquid Asset Fund                                                                                       249,360
             Vanguard REIT Index Fund                                                                                     53,303
             Vanguard Admiral Intermediate Term Treasury Fund                                                             76,522
             INVESCO Dynamics Fund                                                                                        31,136
             Dodge & Cox Common Stock Fund                                                                               105,230
             PIMCO Total Return Fund                                                                                      40,609
             Montag & Caldwell Growth Fund                                                                                15,855
             Managers Special Equity Fund                                                                                 35,821
             Templeton Emerging Markets Fund                                                                              16,645
          Investments in Collective Trusts:
             INVESCO Asset Allocation Fund                                                                               136,138
             INVESCO 500 Index Fund                                                                                      229,043
             INVESCO International Equity Fund                                                                            40,756
          Short-Term Investment Funds                                                                                      2,065
          Participant Loans                                                                                               21,239
                                                                                               ----------------------------------

                                                                                                                       1,364,589


     Company Contribution Receivable                                                                                      54,148

                                                                                               ----------------------------------
     ASSETS AVAILABLE FOR BENEFITS                                                           $                         1,418,737
                                                                                               ==================================


          See notes to financial statements.


                                                                                       Employer Plan Identification # 36-3051915
                                                                                       Plan # 020



                                                                                          AON SAVINGS PLAN
                                                                            STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                                                                                          DECEMBER 31, 2002
                                                                                           (in thousands)
                                                                           ------------------------------------------------------


                                                                                                   ESOP
                                                                              SAVINGS            ALLOCATED
     ASSETS:                                                                   PLAN               ACCOUNT              TOTAL
                                                                           ----------------    ----------------    --------------

     Investments, at Fair Value:
          Aon Corporation Common Stock                                   $       144,755     $       110,361     $       255,116
          Brokerage Accounts-Other Common and
             Preferred Stocks and Mutual Funds                                     4,917                   -               4,917
          Investments in Mutual Funds:
             AIM Liquid Asset Fund                                               248,777                   -             248,777
             Vanguard REIT Index Fund                                             32,568                   -              32,568
             Vanguard Admiral Intermediate Term Treasury Fund                     85,778                   -              85,778
             INVESCO Dynamics Fund                                                16,124                   -              16,124
             Dodge & Cox Common Stock Fund                                        50,682                   -              50,682
             PIMCO Total Return Fund                                              31,799                   -              31,799
             Montag & Caldwell Growth Fund                                         7,595                   -               7,595
             Managers Special Equity Fund                                         13,666                   -              13,666
             Templeton Emerging Markets Fund                                       2,916                   -               2,916
          Investments in Collective Trusts:
             INVESCO Asset Allocation Fund                                       117,128                   -             117,128
             INVESCO 500 Index Fund                                              171,542                   -             171,542
             INVESCO International Equity Fund                                    28,247                   -              28,247
          Short-Term Investment Funds                                              1,499                   -               1,499
          Participant Loans                                                       18,957                   -              18,957
                                                                           ----------------    ----------------    --------------

                                                                                 976,950             110,361           1,087,311


     Company Contribution Receivable                                              30,437              17,760              48,197

                                                                           ----------------    ----------------    --------------
     ASSETS AVAILABLE FOR BENEFITS                                       $     1,007,387     $       128,121     $     1,135,508
                                                                           ================    ================    ==============


          See notes to financial statements.

                                                                                  Employer Plan Identification # 36-3051915
                                                                                  Plan #020


                                                                            AON SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                         YEAR ENDED DECEMBER 31, 2003
                                                                              (in thousands)
                                                      ------------------------------------------------------------------------


   NET INVESTMENT INCOME
      Interest Income                                                                      $                            1,355
      Net Realized and Unrealized Appreciation
        in Fair Value of Investments                                                                                  201,742
      Aon Corporation Dividends                                                                                         7,948
      Other Dividends                                                                                                  14,705
      Management and Administrative Fees                                                                               (3,076)
                                                                                             ---------------------------------

   TOTAL NET INVESTMENT INCOME                                                                                        222,674

   CONTRIBUTIONS
      Company                                                                                                          54,148
      Participants                                                                                                     90,764
      Rollovers                                                                                                         7,580
                                                                                             ---------------------------------

   TOTAL CONTRIBUTIONS                                                                                                152,492

   OTHER CHANGES
      Benefit Payments                                                                                                (98,081)
      Plan Mergers                                                                                                      6,144
                                                                                             ---------------------------------


   TOTAL OTHER CHANGES                                                                                                (91,937)
                                                                                             ---------------------------------

   NET INCREASE IN ASSETS AVAILABLE
       FOR BENEFITS                                                                                                   283,229

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                                                                                        1,135,508

                                                                                             ---------------------------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                                                                     $                        1,418,737
                                                                                             =================================

       See notes to financial statements.

                                                                                  Employer Plan Identification # 36-3051915
                                                                                  Plan #020


                                                                             AON SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                                                                         YEAR ENDED DECEMBER 31, 2002
                                                                               (in thousands)
                                                      ------------------------------------------------------------------------

                                                                                                 ESOP
                                                                             SAVINGS           ALLOCATED
                                                                              PLAN              ACCOUNT             TOTAL
                                                                          --------------     --------------     --------------

   NET INVESTMENT LOSS
      Interest Income                                                   $         1,529    $             1    $         1,530
      Net Realized and Unrealized Depreciation
       in Fair Value of Investments                                            (204,840)           (97,587)          (302,427)
      Aon Corporation Dividends                                                   5,933              4,788             10,721
      Other Dividends                                                            15,603                  -             15,603
      Management and Administrative Fees                                         (1,891)              (136)            (2,027)
                                                                          --------------     --------------     --------------

   TOTAL NET INVESTMENT LOSS                                                   (183,666)           (92,934)          (276,600)

   CONTRIBUTIONS
      Company                                                                    30,437             17,760             48,197
      Participants                                                               86,106                  -             86,106
      Rollovers                                                                  11,172                  -             11,172
                                                                          --------------     --------------     --------------

   TOTAL CONTRIBUTIONS                                                          127,715             17,760            145,475

   ALLOCATIONS

      ESOP Diversification                                                        1,352             (1,352)                 -
                                                                          --------------     --------------     --------------

   TOTAL ALLOCATIONS                                                              1,352             (1,352)                 -

   OTHER CHANGES

   Benefit Payments                                                            (106,506)           (14,045)          (120,551)
   Plan Merger                                                                    1,614                  -              1,614

                                                                          --------------     --------------     --------------

   TOTAL OTHER CHANGES                                                         (104,892)           (14,045)          (118,937)
                                                                          --------------     --------------     --------------

   NET DECREASE IN ASSETS AVAILABLE
       FOR BENEFITS                                                            (159,491)           (90,571)          (250,062)

   ASSETS AVAILABLE FOR BENEFITS
        AT BEGINNING OF YEAR                                                  1,166,878            218,692          1,385,570

                                                                          --------------     --------------     --------------
   ASSETS AVAILABLE FOR BENEFITS
        AT END OF YEAR                                                  $     1,007,387    $       128,121    $     1,135,508
                                                                          ==============     ==============     ==============

       See notes to financial statements.

                                       Employer Plan Identification # 36-3051915
                                       Plan # 020




                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 2003 and 2002

1.       DESCRIPTION OF PLAN

         GENERAL

         The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2003, the ASI Solutions, Inc. 401(k) Retirement Plan and the McLagan Partners Inc. 401(k) Profit Sharing Plan were merged into the Plan and as a result, assets approximating $6.1 million were transferred to the Plan. Effective January 1, 2002, the FESC Employees Savings Plan merged into the Plan and as a result, assets approximating $1.6 million were transferred into the Plan.

         Prior to 2003, certain Plan assets were held by the Aon Funds, an affiliated, open-end management investment company. Assets in the Aon Funds were liquidated in 2002. The assets of the ESOP portion of the Plan are invested primarily in common stock of the Company. Additionally, certain assets are invested by the Trustees as deemed advisable in order for the Plan to meet its cash flow needs.

         Prior to 2003, the Plan presented a separate ESOP Allocated Account in its financial statements because the assets of the ESOP portion of the Plan (which were comprised of the ESOP Allocated Fund investment in Aon common stock and receivables from the Company) were considered a non-participant directed investment. Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Allocated Fund were merged into a single fund called the Aon Common Stock ESOP Fund. Participants have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash. Additionally, effective January 1, 2003, participants are allowed to immediately diversify any Company matching contributions allocated to the Aon Common Stock ESOP Fund. As a result, the ESOP Allocated Account is no longer considered a non-participant directed investment and has not been reported separately in the 2003 financial statements.

         The   following   description   of  the  Plan   provides  only  general
         information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

         ELIGIBILITY AND PARTICIPATION

         Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate. Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service. Participants must complete one year of service to be eligible for Company matching contributions.

         CONTRIBUTIONS

         PARTICIPANT - Participant contributions are made by means of regular payroll deductions. Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 16% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 8% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $12,000 in 2003 and $11,000 in 2002. In addition to regular participant contributions, catch-up contributions of up to $2,000 for 2003 and $1,000 for 2002 were allowed for any participants who were age 50 or older during the Plan year.

         COMPANY - The Company contributes an amount equal to 100% of the first 3% of a participant's compensation that a participant contributes to the Plan (75% of a participant's compensation up to 4% for employees of Aon Human Capital Services, LLC). The Company makes a further contribution to the ESOP portion of the Plan equal to 75% (50% for field sales agents) of the next 3% of a participant's compensation that is contributed to the Plan. In 2003, the ESOP contribution was made in cash. In 2002, the ESOP contribution was made in shares of common stock of the Company. Employees of Aon Human Capital Services, LLC are not eligible for the ESOP contribution. The Plan requires that a participant be employed for at least one year and be actively employed as of the last day of the Plan year in order to receive a Company contribution.

         INVESTMENT OPTIONS

         Contributions to the Plan may be invested in any of the various investment alternatives offered by the Plan in any whole percentages. Additionally, a Self-Managed Account is offered whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of a) the Company's contributions, b) Plan earnings (losses), and c) forfeitures of terminated participants' non-vested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         VESTING

         For the ESOP portion of the Plan, a participant vests in 20% increments per year and becomes 100% vested after completion of five years of plan service. Forfeitures of non-vested accounts are allocated to the remaining participants. Forfeitures are only allocated to those participants who received a Company contribution.

         For the non-ESOP portion of the Plan, participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of plan service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining participants.

         The  total  amount  of  forfeitures   allocated  to  participants   was
         $1,074,000 and $1,049,000 for 2003 and 2002, respectively.

         BENEFIT PAYMENTS

         For the ESOP portion of the Plan, a participant's entire account shall be paid to the participant or designated beneficiary in a lump sum upon normal retirement, permanent disability or death. The participant may elect payment in the form of Company common stock or cash.

         For the non-ESOP portion, on termination of service, a participant shall be paid a lump sum amount equal to the value of his or her account. The participant will receive payment in the form of cash only.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         PARTICIPANT LOANS

         Under the loan provision of the Plan, each participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant's account, excluding the ESOP portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last
                                          --- ----  ------  -------
         day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Participant loans are valued at their outstanding balances, which approximate fair value.

         Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 2003 or 2002.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INVESTMENTS

         Institutional Trust Company (ITC) is custodian of the Plan assets and Trustee for all Plan assets except the Aon Common Stock ESOP shares and the self-managed brokerage accounts. For the Aon Common Stock ESOP shares and self-managed brokerage accounts, State Street Bank and Trust Company is the Trustee. The Trustees are named fiduciaries under ERISA. As used herein, Trustee refers to ITC and State Street Bank and Trust Company individually and collectively.

         During 2003 and 2002 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):




                                                                               December 31
                                                                  2003                             2002
                                           ---------------------------------------------------------------------------
                                                                  Net Realized                      Net Realized
                                                                and Unrealized                    and Unrealized
                                                                  Appreciation                      Appreciation
                                                                (Depreciation)                    (Depreciation)
                                                                 in Fair Value                     in Fair Value
                                                                of Investments                    of Investments
                                                       Fair             During           Fair             During
                                                       Value          the Year           Value          the Year

Investments, at fair value:
Aon Corporation Common Stock                   $        302,540 $        65,964 $        255,116 $       (215,483)
Brokerage Accounts-Other
  Common and Preferred Stocks
  and Mutual Funds                                        8,327           2,337            4,917           (2,298)
Investments in Mutual Funds:
  Aon Government Securities Fund                              -               -                -             1,618
  Aon Asset Allocation Fund                                   -               -                -           (4,877)
  AIM Liquid Asset Fund                                 249,360               -          248,777                 -
  Vanguard REIT Index Fund                               53,303          10,518           32,568           (1,430)
  INVESCO Dynamics Fund                                  31,136           7,901           16,124           (8,044)
  Dodge & Cox Common Stock Fund                         105,230          19,582           50,682           (7,024)
  PIMCO Total Return Fund                                40,609              37           31,799               284
  Montag & Caldwell Growth Fund                          15,855           1,894            7,595           (2,151)
  Managers Special Equity Fund                           35,821           8,334           13,666           (3,992)
  Templeton Emerging Markets
      Fund                                               16,645           3,267            2,916             (326)
  Vanguard Admiral Intermediate
      Term Treasury Fund                                 76,522         (3,003)           85,778             1,443
Investments in Collective Trusts:
  INVESCO Asset Allocation Fund                         136,138          23,219          117,128           (3,644)
  INVESCO 500 Index Fund                                229,043          51,876          171,542          (52,658)
  INVESCO Core-Balanced Fund                                  -               -                -             (550)
  INVESCO International
        Equity Fund                                      40,756           9,816           28,247           (3,295)
Short-Term Investment Funds                               2,065               -            1,499                 -
                                               --------------------------------------------------------------------
  Total                                        $    1,343,350   $       201,742 $      1,068,354 $       (302,427)
                                               --------------------------------------------------------------------

         The fair value of individual investments that represent 5% or more of the Plan's assets is as follows (in thousands):

                                                                           December 31
                                                             -------------------------------------
                                                                   2003                    2002
                                                                   ----                    ----
         Aon Corporation, Common Stock                        $    302,540             $   255,116*
         Investments in Mutual Funds:
           AIM Liquid Asset Fund                                   249,360                 248,777
           Dodge & Cox Common Stock Fund                           105,230                     **
           Vanguard Admiral Intermediate Term
              Treasury Fund                                         76,522                  85,778
         Investments in Collective Trusts:
           INVESCO 500 Index Fund                                  229,043                 171,542
           INVESCO Asset Allocation Fund                           136,138                 117,128

         *Includes $202,435 of non-participant directed investments in 2002.

         **Below 5% threshold.



4.       INCOME TAX STATUS

         The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.       RISKS AND UNCERTAINTIES

         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6.       SUBSEQUENT EVENTS

         Effective January 1, 2004, the Company contributes an amount equal to 50% of a participant's compensation that participant contributes, up to 6% of compensation (75% of a participant's compensation up to 4% for employees of Aon Human Capital Services LLC and 100% of the first 3% for employees of Human Resources Outsourcing Group). This contribution will be made concurrent with participant contributions. The Company may make an additional contribution at its discretion but may not exceed 6% of a participant's compensation.

         Effective January 1, 2004, non-highly compensated participants may elect to make contributions up to 25% of their compensation, as defined by the Plan and highly compensated participants may elect to make contributions up to 10% of their compensation subject to limitations allowed by the IRS.

         Effective January 1, 2004, the Aon Retirement Account was established as a separate account under the Aon Savings Plan. The Aon Retirement Account is intended for employees hired after January 1, 2004 who are not eligible for participation in the Aon Pension Plan. The Aon Retirement Account is to be funded entirely by Company contributions. No employee contributions will be allowed. Participants will become vested in their balances in the Aon Retirement Account after five years of service.

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020


                                                  AON SAVINGS PLAN
                           Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2003

                                                             Number of Shares
                                                             ----------------                       Current Value
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
AON COMMON STOCK ESOP FUND
--------------------------

COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*                                  12,538,939                         $        302,422
                                                                                                    ==============


MONEY MARKET FUND
-----------------

MUTUAL FUND

     Investments held in the AIM
     Liquid Asset Fund                                       249,359,859                         $        249,360
                                                                                                    ==============


TOTAL RETURN FUND
-----------------

COLLECTIVE TRUST

     Investments held in the INVESCO
     Asset Allocation Fund*                                   11,705,777                         $        136,138
                                                                                                    ==============


COMMON STOCK INDEX FUND
-----------------------

COLLECTIVE TRUST

     Investments held in the INVESCO
     500 Index Fund*                                           8,185,969                         $        229,043
                                                                                                    ==============


REAL ESTATE SECURITIES FUND
---------------------------

MUTUAL FUND

     Investments held in the Vanguard
     REIT Index Fund                                           3,511,400                         $         53,303
                                                                                                    ==============


                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                  AON SAVINGS PLAN
                           Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2003
                                                    (continued)

                                                             Number of Shares
                                                             ----------------                       Current Value
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
INVESCO DYNAMICS FUND
---------------------

MUTUAL FUND

     Investments held in the INVESCO
     Dynamics Fund*                                            2,112,353                         $         31,136
                                                                                                    ==============


DODGE & COX COMMON STOCK FUND
-----------------------------

MUTUAL FUND

     Investments held in the Dodge & Cox
     Common Stock Fund                                           924,856                         $        105,230
                                                                                                    ==============


PIMCO TOTAL RETURN FUND
-----------------------

MUTUAL FUND

     Investments held in the PIMCO
     Total Return Fund                                         3,791,707                         $         40,609
                                                                                                    ==============


MONTAG & CALDWELL GROWTH FUND
-----------------------------

MUTUAL FUND

     Investments held in the Montag & Caldwell
     Growth Fund                                                 724,610                         $         15,855
                                                                                                    ==============


MANAGERS SPECIAL EQUITY FUND
----------------------------

MUTUAL FUND

     Investments held in the Managers
     Special Equity Fund                                         456,375                         $         35,821
                                                                                                    ==============

                                                                                Employer Identification #  36-3051915
                                                                                Plan #  020
                                                  AON SAVINGS PLAN
                           Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                 December 31, 2003
                                                    (continued)

                                                             Number of Shares
                                                             ----------------                       Current Value
Identity of Issuer                                           Principal Amount                        (thousands)
------------------------------------------------------------------------------------------------------------------
TEMPLETON EMERGING MARKETS FUND
-------------------------------

MUTUAL FUND

     Investments held in the Templeton
     Emerging Markets Fund                                     1,367,698                         $         16,645
                                                                                                    ==============

VANGUARD ADMIRAL INTERMEDIATE TERM
----------------------------------
    TREASURY FUND
    -------------

MUTUAL FUND

     Investments held in the Vanguard Admiral
     Intermediate Term Treasury Fund                           6,712,475                         $         76,522
                                                                                                    ==============

INVESCO INTERNATIONAL EQUITY FUND
---------------------------------

COLLECTIVE TRUST

     Investments held in the INVESCO
     International Equity Fund*                                1,926,083                         $         40,756
                                                                                                    ==============

OTHER COMMON AND PREFERRED STOCKS AND MUTUAL FUNDS (SELF-MANAGED FUNDS)
-----------------------------------------------------------------------

BROKERAGE ACCOUNTS

     Investments held in other common and preferred
     stocks and mutual funds and other investments             8,327,090                         $          8,327
                                                                                                    ==============

    Investments held in Aon Corporation
    Common Stock*                                              4,919                             $            118
                                                                                                    ==============

    Investment held in the State Street
    Short-Term Investment Fund*                                2,064,534                         $          2,065
                                                                                                    ==============


PARTICIPANT LOANS (5.00% - 10.5%)                                      -                         $         21,239
                                                                                                    ==============

                                                                                                 $      1,364,589
                                                                                                    ==============
    *Party in interest transaction not prohibited by ERISA.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated May 17, 2004, with respect to the financial statements and schedule of the Aon Savings Plan included in this annual report (Form 11-K) for the year ended December 31, 2003.




June 21, 2004                                            Ernst & Young LLP
Chicago, IL